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                                                                     EXHIBIT 2.8

                               FIRST AMENDMENT TO


                               PURCHASE AGREEMENT


                                  BY AND AMONG


                         EIG OPERATING PARTNERSHIP, L.P.

                                       AND

                        NEW PLAN EXCEL REALTY TRUST, INC.


                          Dated as of November 6, 2002

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                      FIRST AMENDMENT TO PURCHASE AGREEMENT

     This FIRST AMENDMENT TO PURCHASE AGREEMENT (this "Agreement"), dated as of November 6, 2002 by and among EIG Operating Partnership, L.P., a Delaware limited partnership ("Seller") and New Plan Excel Realty Trust, Inc., a Maryland corporation ("Purchaser").

                                    RECITALS:

     A. Seller and Purchaser entered into that certain Purchase Agreement dated as of October 17, 2002 (the "Purchase Agreement").


     B. The parties hereto desire to modify certain terms of the Purchase Agreement.

     NOW THEREFORE, in consideration of the terms, covenants and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

                                  I. AMENDMENTS

     1.1 The first sentence of Section 2.1 of the Purchase Agreement is deleted in its entirety and replaced with the following: "The purchase price for the Purchased Assets will be equal to $94,026,231, as may be adjusted in accordance with this Section 2.1 and the other provisions of this Agreement, including without limitation, Sections 2.4, 2.7, 3.4 (including Section 3.4(g) with respect to Purchaser taking subject to, and paying off any, Indebtedness that is not Assumed Indebtedness), 7.6, 7.14, 7.15, 7.16, 7.20, 7.21, 8.2, 8.3 and 10.2
(the "Purchase Price")."

     1.2 The Property commonly known as CIRCUIT CITY PLAZA, 9282 Watson Road 1868 Crestwood, Missouri, shall hereby be deemed dropped and all of the provisions relating to a dropped Property, including Section 7.16 of the Purchase Agreement shall apply (except that Section 1.1 of this Agreement takes into account the reduction in the Purchase Price as a result of such Property being dropped). In addition, notwithstanding anything in the Purchase Agreement to the contrary, such dropped Property shall count as a dropped Property for purposes of Seller's or Purchaser's right to terminate the Purchase Agreement under Section 10.1(e) of the Purchase Agreement.

     1.3 Except to the extent that the matters set forth on SCHEDULE 1.5 attached to this Agreement are designated as covered by Section 3.4(f) of the Purchase Agreement, the parties hereto agree that the matters on SCHEDULE 1.5 attached to this Agreement shall be deemed to be Due Diligence Title Objections and Rejected Due Diligence Title Objections. Any title documents, zoning reports or surveys or updates thereto that were received on or after November 4, 2002, shall be deemed as if same were received after the expiration of the Contract Due Diligence Period.

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     1.4  If the Unit Value (as defined in the Contribution Agreement) is equal to or exceeds $20,000,000 or if Purchaser otherwise elects, Section 7.6(d) of the Purchase Agreement (the $2,000,000 Mars Deposit) shall be deemed modified as follows: there shall be no Mars Deposit or Mars Escrow Agreement, all of the economic provisions and effect with respect to the Mars Deposit and the bankruptcy of Mars Music shall be incorporated into the "Partner Schedule" (as defined in the Contribution Agreement).

     1.5 The defined term "Significant Adjustment" shall not include any of the following adjustments: (i) adjustments to the Purchase Price made under Sections
2.4 (excluding 2.4(e)(i)), 3.4(g), 7.6(a), and 7.6(b) of the Purchase Agreement,
(ii) adjustments to the Purchase Price with respect to the Assumed Indebtedness,
(iii) any adjustment to the Purchase Price due to a Tenant exercising its purchase option, and (iv) as long as the property commonly known as Normandy Square, 7900 Normandy Boulevard, Jacksonville, Florida is sold to Purchaser [Down Reit] or its Affiliate the reduction due to dropping the property commonly known as Circuit City Plaza, 9282 Watson Road 1868 Crestwood, Missouri. In addition, the phrase "(which figure shall include the Mars Deposit)" shall be deleted from the definition of Significant Adjustment and shall not be included therein.

     1.6 Section 2.4(e) of the Purchase Agreement (Lease Expenses) is deleted in its entirety and replaced with the following:

          (i)   "2.4(e) NOI LEASES. (i) "NOI Leases" shall mean collectively,
(x) the tenant leases set forth on SCHEDULE 2.4(e) attached hereto in accordance with the terms and conditions as set forth on SCHEDULE 2.4(e) attached hereto and other customary terms and conditions for similar leases in the Properties (which, except as noted on Schedule 2.4(e), shall include pro rata recoveries for all extras and expenses) and (y) a lease first entered into after the date of the First Amendment to this Agreement to a different Tenant than as set forth on Schedule 2.4(e) attached hereto, provided (i) such Tenant is reasonably acceptable to Purchaser, (ii) such Tenant's use shall not violate any exclusive or other use restriction granted to another Tenant at the same Property the proposed lease is for, (iii) such Tenant is not currently a Tenant at the Property in question, except for expansions of existing Tenant's leasehold interest and then only to the extent of the additional NOI resulting therefrom,
(iv) such Tenant shall have a credit rating (or otherwise creditworthy) as reasonably acceptable to Purchaser and (v) such lease shall have a lease term of not less than three years and shall otherwise contain other customary terms and conditions for similar leases in the Properties (which shall include pro rata recoveries for all extras and expenses), and (z) any other tenant lease approved by Purchaser, in its sole discretion, as an NOI Lease between the date hereof and the Closing Date. Prior to Closing, Seller shall and shall cause its Subsidiaries to endeavor with due diligence and in good faith to execute all NOI Leases in clause (x) above pursuant to the terms set forth on SCHEDULE 2.4(e) attached hereto. If the annual base rent (exclusive of recoveries and extras) from the NOI Leases under all Sale Agreements that are in full force and effect (the "In Place NOI Lease Amount") at Closing is less than the total annualized base rent for the tenants listed on Schedule 2.4(e) (the "Target Amount", which assuming no Property that is on SCHEDULE 2.4(e) attached hereto is dropped shall be $667,727 and only if a Property on SCHEDULE 2.4(e) attached hereto is dropped shall it be appropriately adjusted by reducing same by the allocated amount to such dropped Property) (taking into account all NOI Leases under all Sale Agreements) then the Purchaser shall receive a credit against the Purchase Price in an amount (the "NOI Holdback") equal to 10 times the

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difference (without duplication under any Sale Agreement) of the Target Amount less the In Place NOI Lease Amount at Closing. In the event the In Place NOI Lease Amount is less than the Target Amount as of the Closing, Seller shall deliver to the Purchaser, at the Closing, a "NOI Lease Prospect Schedule" which shall identify specific vacancies at specific Properties and the then existing prospects for such vacancies which comply with clause (x) or (y) above, for which and to whom Seller shall have the right to continue to market on a non-exclusive basis for the period not to exceed 90 days following Closing. Seller shall provide to Purchaser on or before 100 days after the Closing a written schedule of the NOI Leases that are executed between the Closing and the 90th day thereafter, or such earlier date that the In Place NOI Lease Amount equals the Target Amount, and Purchaser shall pay to Seller within two (2) Business Days an amount (when aggregated under all Sale Agreements) equal to (but not greater than the aggregate amount of the NOI Holdback under all Sale Agreements) 10 times the annual base rent (exclusive of recoveries and extras) of all NOI Leases entered into after the Closing that are in full force and effect on the first to occur of (i) the date of Seller's written schedule or
(ii) the 90th day after the closing ((i) or (ii), as applicable, the "Adjustment Date"), less the Lease Expenses paid or required to be paid by Purchaser or incurred by Purchaser in respect of such NOI Leases entered into after the Closing and less the 2003 Rent Credit Adjustment (however, if such amount is negative then it will be plus such amount). No Lease shall be deemed to be a NOI Lease if it replaces a vacancy at any Property which was not vacant as of the date of the First Amendment to this Agreement and no Lease entered into after Closing shall be an NOI Lease if it was not on the NOI Lease Prospect Schedule and does not otherwise comply with the requirements to be an NOI Lease.

          (ii) In addition Purchaser shall receive a credit against the Purchase Price at Closing in the amount of the 2003 Rent Credit calculated with respect to all NOI Leases in full force and effect as of the Closing.

          (iii) The following terms are defined for use in this Agreement:

                (A) The "Percentage Amount" is determined by dividing the 2003 Base Amount by the Target Amount;

                (B) The "Total 2003 Base Amount That Should Be Obtained" is determined by multiplying the Percentage Amount by the In Place NOI Lease Amount (as of the date of such calculation);

                (C) The "2003 Rent Credit" is determined by subtracting from the Total 2003 Base Amount That Should Be Obtained the total base rent (exclusive of recoveries and extras) for all NOI Leases (in place at the time of such calculation) to be paid during calendar year 2003, but such amount shall never be less than Zero;

                (D) The "2003 Rent Credit Adjustment" is determined calculating the 2003 Rent Credit as of the Adjustment Date and subtracting therefrom the 2003 Rent Credit credited against the Purchase Price as of the Closing; and

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                (E)  The "2003 Base Amount" is the total base rent (exclusive of recoveries and extras) to be paid during calendar year 2003 assuming that each of the tenant leases set forth on SCHEDULE 2.4(e) were to commence on the commencement date set forth for each of the tenant leases on SCHEDULE 2.4(e) attached hereto (which assuming no Property that is on SCHEDULE 2.4(e) is dropped shall be $601,054 and only if a Property on SCHEDULE 2.4(e) is dropped shall it be appropriately adjusted by reducing same by the allocated amount to such dropped Property).

          (iv) Purchaser shall receive, without duplication, a credit against the Purchase Price for any and all Lease Expenses to the extent that they have been incurred (or will be incurred under any signed Lease) but not paid by Seller or the owner of the Property prior to Closing. Each party will make available to the other all records, bills, vouchers and other data in such party's control verifying Lease Expenses and the payment thereof."

          In addition, the definition of "Lease Expenses" is deleted and replaced with the following:

     ""Lease Expenses" means, collectively, any and all leasing commissions, tenant improvements, allowances (including free rent), and lease buyout costs and expenses of Seller or the Assigning Subsidiaries prior to Closing arising out of or in connection with any Lease (whether or not they are due and payable) and any of the same that will be incurred by Purchaser for any NOI Lease signed after the Closing. Lease Expenses shall include, without limitation, (a) brokerage commissions and fees payable pursuant to a commission agreement or Lease to effect any such leasing transaction (including, without limitation, any fees owed to an affiliated or third-party property manager or leasing agent),
(b) expenses incurred for repairs, improvements, equipment, painting, decorating, partitioning and other items to satisfy the tenant's requirements with regard to such leasing transaction, and (c) expenses incurred for the purpose of satisfying or terminating the obligations of a Tenant under a new Lease to the landlord under another lease (whether or not such other lease covers space in any Property)."

     1.7  The NOI Leases shall be subject to the terms and conditions of Section
6.2 of the Purchase Agreement and in addition, Seller will not, and will cause its Subsidiaries not to, enter into any NOI Lease for any tenant space set forth on Schedule 2.4(e) that is not on the same terms and conditions set forth on
Schedule 2.4(e) to this Agreement, whether or not same falls within the Leasing Guidelines without Purchaser's prior written consent in each instance, which consent will not be unreasonably withheld, delayed or conditioned.

     1.8 Seller shall provide to Purchaser, free of charge, that certain office space in its offices located at One Buckhead Plaza, 3060 Peachtree Road, N.W., Atlanta, Georgia, identified on Exhibit 1.14 attached to this Agreement. Such space shall be provided together with all furniture, fixtures and equipment in "as is" condition. Purchaser's rights shall be subject to the terms and conditions (other than the payment of rent and other amounts) of the Lease with respect to said premises dated March 23, 1993 (as amended) from Overseas Capital Co. f/k/a Overseas Partners Capital Corp, as successor-in-interest to One Buckhead Plaza Associates to Seller as the successor in interest to Equity Investment Corporation. Notwithstanding anything

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herein to the contrary, Purchaser shall be obligated to pay for any extraordinary operating expenses arising from its use of the office facilities.

     1.9 Section 11.2(c) of the Purchase Agreement is deleted in its entirety and replaced with the following:

          "11.2(c) Seller shall indemnify and hold harmless Purchaser Indemnitees from and against any and all Losses that may be asserted against or suffered or incurred by the Purchaser Indemnitees arising out of, or relating to, any breach of Hickory's representations and warranties in Sections 4.8 and 4.17, the Elkhart EPA Liability, the Bristol Plaza Environmental Liability and the Employee Related Liabilities (collectively, with the liabilities under Section 11.2(b), the "Non-Capped Liabilities"). Notwithstanding anything herein to the contrary, the foregoing indemnity obligation of Seller with respect to the Bristol Plaza Environmental Liability shall run to Purchaser or the Affiliates of the Purchaser and shall survive the Closing or earlier termination of this Agreement, if an Affiliate of the Purchaser or Purchaser acquires a direct or indirect interest in the property commonly known as Bristol Plaza in Bristol Pennsylvania within one (1) year of the Closing or termination of this Agreement and shall survive the Closing or earlier termination of this Agreement. The parties hereto agree that the consideration for such indemnity is the direct or indirect benefit to Seller resulting from the inducement of the Purchaser or its Affiliate to directly or indirectly acquire a direct or indirect interest in such Property. Notwithstanding anything herein to the contrary, solely with respect to Bristol Plaza Environmental Liability, no party shall be entitled to indemnification under Section 11.2(c) unless (i) the indemnification notice is delivered to the Indemnifying Party on or before the date that is fifty-nine (59) months following the Closing Date and (ii) the matter for which the Indemnifying Party seeks indemnification relates to further action required by PADEP using statewide health standards and site specific standards under the Pennsylvania Land Recycling and Remediation Standards Act ("ACT 2") to obtain a release of liability applicable to Purchaser in connection with Seller's current ACT 2 activities and its contemplated submittals. The parties acknowledge that reasonable and customary deed restrictions not limiting commercial or retail uses may be required by the PADEP in conjunction with such release from liability and Purchaser hereby agrees to accept same and cooperate in furtherance of obtaining such release of liability subject to Purchaser's indemnification rights hereunder."

          And the following provisions shall be added the to Purchase Agreement:

          "Bristol Environmental Liability" means any and all investigation, characterization, sampling and analysis, removal, remediation, monitoring, post-closure care, and preparation and submission of reports required by the Pennsylvania Department of Environmental Protection or any successor agency ("PADEP") to obtain a release from liability applicable to Purchaser under the Pennsylvania Land Recycling and Environmental Remediation Standards Act, 35 Pa. Stat. Ann. section 6026. 101 et seq. with respect to the facts and circumstances which are the subject of Seller's current ACT 2 activities and submittal of its proposed notice of intent to remediate the site to state wide health standards and site specific standards and ACT 2 final report pertaining to the Property commonly known as Bristol Plaza in Bristol Pennsylvania (the "Bristol Site"). Without limiting the foregoing, the term shall include all costs, expenses, and fees associated with any of the foregoing or with obtaining and complying with any permits or other requirements related thereto and with the filing of any and

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all public notices required and any actions needed to address comments arising from the public notice or PADEP's review.

          "Seller shall undertake or cause to be undertaken all actions necessary or required to resolve the Bristol Environmental Liability as expeditiously as commercially reasonable and shall ensure that such actions are taken in a diligent, workmanlike and lien-free manner. Purchaser and Seller shall cooperate with each other in all reasonable respects in connection with the foregoing. Seller's cooperation shall include, without limitation, permitting Purchaser at Purchaser's option to review and comment on reports in advance of their submission to PADEP, to participate in any meetings with PADEP, and to approve in advance any and all work to be undertaken at the Bristol Site. Purchaser's cooperation shall include, without limitation, permitting Seller or its agents reasonable access at reasonable times to the Bristol Site."

     1.10 All reductions in Purchase Price shall be allocated to the Property that such adjustment or credit was applicable to.

     1.11 BRISTOL PLAZA AND TARPON MALL ENVIRONMENTAL INSURANCE.

     (a) With respect to the Property commonly known as Tarpon Mall, 40856 Tarpon Ave. East & US Hwy. 19 N., Tarpon Springs, Florida, and the Bristol Site, Seller shall at or prior to Closing have procured an environmental insurance policy from AIG reasonably acceptable to Purchaser in its sole discretion and applicable to any condition in existence or first occurring prior to the Closing Date which: (1) covers: (a) on-site clean-up of pre-existing conditions arising from discovery or third-party claims; (b) third-party claims for on-site bodily injury and property damage; (c) third-party claims for off-site cleanup resulting from pre-existing conditions; and (d) third-party claims for off-site bodily injury and property damage; including, without limitation, any of the foregoing arising from or relating to drycleaner contaminants previously identified in the soil and groundwater at Tarpon Mall and the historic presence of underground storage tanks at the Bristol Site; (2) broadly names Purchaser and related entities as named insureds; (3) except with respect to on-site cleanup based on discovery of contaminants from historic drycleaners at Tarpon Mall (which shall be subject to no greater than a $100,000 deductible), contains a deductible of no greater than $50,000.00 per incident (unless Seller shall have agreed to pay for and indemnify Purchaser from and against any deductible amount above $50,000.00 per incident); (4) has a policy period of five years from the Closing Date; (5) contains a per incident coverage limit of $2,000,000.00 and an aggregate coverage limit of $4,000,000.00; and (6) does not contain any term, condition, limitation or exclusion that Purchaser deems would significantly undermine coverage of pre-existing conditions, including without limitation coverage of the Bristol Liability or the drycleaners at Tarpon Mall. Purchaser covenants that it will not knowingly take any action pertaining to the Properties commonly known as Tarpon Mall and Bristol Plaza unless required by law or applicable government requirements that would limit coverage or trigger an exclusion from coverage and Purchaser further agrees that the binder provided to Seller from AIG dated November 5, 2002 pertaining to the Properties commonly known as Tarpon Mall and Bristol Plaza satisfy Seller's requirements set forth herein, if Purchaser is added as a named insured and the policy premiums are paid.

     (b)  Seller hereby agrees to pay and indemnify Purchaser from and against
(x) the first $25,000.00 of each deductible applicable to claims made under the foregoing policy with respect

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to Tarpon Mall and (y) all of the deductible applicable to claims made under the foregoing policy with respect to the Bristol Site.

     1.12 Section 12.6 of the Purchase Agreement is hereby amended to change "20 days" and "45 days" to "10 days." In addition, Seller acknowledges that a 1031 Transaction may include a Person taking title to some or all of the Purchased Assets that is not an Affiliate of Purchaser and same is expressly permitted and such Person may be designated within such 10 day period.

                                II. MISCELLANEOUS

     2.1 DEFINED TERMS: All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement. The term "this Agreement" in the Purchase Agreement shall be deemed to be the Purchase Agreement and all amendments thereto.

     2.2 ADMINISTRATION AND INTERPRETATION: The administration provisions, including, without limitation, the notice, governing law, and counterparts provisions of the Purchase Agreement are incorporated herein.

     2.3 EXHIBITS AND SCHEDULES: The Recitals to this Agreement and the Exhibits and Schedules attached hereto are hereby incorporated by reference into the body of this Agreement and made a part hereof.

     2.4 AMENDMENT: Except as specifically herein set forth, all of the terms, covenants and conditions of the Purchase Agreement shall remain unmodified, in full force and effect and shall be binding upon the parties hereto and their respective successors and assigns.

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     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                       EIG OPERATING PARTNERSHIP, L.P.

                                       By: EIG Realty, Inc., its general partner

                                           By: /s/ George B. Huber
                                               ---------------------------------
                                           Name: George B. Huber
                                           Title: Chairman


                                       NEW PLAN EXCEL REALTY TRUST, INC.

                                       By: /s/ Steven F. Siegel
                                           -------------------------------------
                                       Name: Steven F. Siegel
                                       Title: Executive Vice President

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